DAVIS POLK & WARDWELL

	Paseo de la Castellana, 41 28046 Madrid	New York Menlo Park Washington, D.C. London Paris Frankfurt Tokyo Beijing Hong Kong
91 768 9600 FAX 91 768 9700

Michael J. Willisch 91 768 9610 michael.willisch@dpw.com

CONFIDENTIAL

September 23, 2008

VIA EDGAR

Re:	Banco Bilbao Vizcaya Argentaria, S.A. 2007 Form 20-F File No. 001-10110

Mr. John P. Nolan
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0408

Dear Mr. Nolan:

I am writing on behalf of Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”) in connection with the Staff’s review of BBVA’s Form 20-F for the year ended December 31, 2007. As I mentioned in my conversation with Mr. Adames yesterday, BBVA is reviewing internally and with its external auditors and legal advisors the Staff’s comment letter dated September 12, 2008, and currently expects to respond in writing to the Staff’s comments during the week of October 13, 2008. I understand from my conversation with Mr. Adames that the timing of such response is acceptable to the Staff.

Please do not hesitate to contact me (Tel. no. 011-34-91-768-9610) should you have any questions regarding the foregoing.

Very truly yours, /s/ Michael J. Willisch Michael J. Willisch

cc:	Domingo Armengol Calvo – BBVA Soledad Duro Ruiz – BBVA